

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

Via E-mail
Mr. Brian D. Pardo
Chairman of the Board and Chief Executive Officer
Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas   76712

Re: **Life Partners Holdings, Inc.**
         Form 10-K for the Fiscal Year Ended February 29, 2012
         Filed May 11, 2012
         File No. 000-07900

Dear Mr. Pardo:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief